                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of September 2004


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes               No  X
         ---              ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
                                                 -----------

     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's interim report for the six months ended June 30, 2004.

     This interim report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's anticipated capital expenditures for each of its segments for the year ended December 31, 2004 and non segment-specific capital expenditures for the same period;

     o the Registrant's plan to focus its exploration efforts for oil and natural gas on the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins;

     o    the Registrant's plan for segment operations, including:

          -    continuing to enhance oil and gas exploration and production;

          -    speeding up the development of its marketing network;

          - adopting various measures to improve the profitability of the refining and chemicals businesses; and

          - continuing to carefully organize the construction of key natural gas pipeline projects to achieve various construction targets;

     o    the Registrant's plan to continue to develop its overseas operations;

     o the Registrant's plan to continue to improve the qualifications of its staff and maintain strict control over the size of its workforce;

     o the Registrant's plan to further streamline its production facilities for the next several years and the anticipated impact of such plan on the results of operations and financial position of the Registrant;

     o the Registrant's plans to adopt various measures to enhance its value and maximize shareholders' value;

     o the Registrant's plans and prospectus specified under "The Second Half of 2004 and Beyond"; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect the Registrant's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the People's Republic of China and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     The Registrant does not intend to update or otherwise revise the forward-looking statements in this interim report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way the Registrant expects, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   PetroChina Company Limited



Dated: September 8, 2004                           By:     /s/ Li Huaiqi
                                                       -------------------------
                                                   Name:  Li Huaiqi
                                                   Title: Company Secretary

                                                             [PetroChina LOGO]


                                                                          2004
                                                                INTERIM REPORT
                                                    PETROCHINA COMPANY LIMITED

                                                                          2004
                               [PetroChina LOGO]                INTERIM REPORT
                                                    PETROCHINA COMPANY LIMITED

PETROCHINA COMPANY LIMITED             2004           INTERIM REPORT

                         FINANCIAL AND BUSINESS SUMMARY


o Output of crude oil for the first half of 2004 was 388.5 million barrels, representing an increase of 0.54% from the first half of 2003.

o Output of marketable natural gas for the first half of 2004 was 410.3 billion cubic feet, representing an increase of 17.40% from the first half of 2003.

o    Total output of crude oil and natural gas for the first half of 2004 was
     456.9 million barrels of oil equivalent, representing an increase of 2.74% from the first half of 2003.

o Consolidated turnover for the first half of 2004 was RMB179.552 billion, representing an increase of 21.35% from the first half of 2003.

o Consolidated net profit for the first half of 2004 was RMB45.292 billion, representing an increase of 17.28% from the first half of 2003.

o Basic and diluted earnings per share for the first half of 2004 were RMB0.26, representing an increase of RMB0.04 from the first half of 2003.

o The Board of Directors has resolved to distribute an interim dividend for 2004 of RMB0.115919 per share.

CONTENTS




                              2004 INTERIM REPORT


01         CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS

30         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS

44         BUSINESS OPERATING REVIEW AND PROSPECTS

48         INTERIM DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

48         SHARE CAPITAL STRUCTURE

48         REPURCHASE, SALE OR REDEMPTION OF SECURITIES

48         TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

49         INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE
           CAPITAL OF THE COMPANY

49         COMPLIANCE WITH THE MODEL CODE

49         COMPLIANCE WITH THE CODE OF BEST PRACTICE

49         AUDIT COMMITTEE

49         DIRECTORS OF THE COMPANY

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended June 30, 2004 and June 30, 2003 (Amounts in millions except for per share data)




                                                                                           SIX MONTHS ENDED JUNE 30
                                                                                 ------------------------------------------
                                                                     NOTES                2004                   2003
                                                                     -----       -------------------    -------------------
                                                                                          RMB                    RMB


TURNOVER                                                               3                    179,552                147,960
                                                                                 -------------------    -------------------

OPERATING EXPENSES

  Purchases, services and other                                                             (52,699)               (40,465)
  Employee compensation costs                                                               (10,487)                (8,275)
  Exploration expenses, including exploratory dry holes                                      (5,630)                (4,811)
  Depreciation, depletion and amortisation                                                  (24,673)               (20,909)
  Selling, general and administrative expenses                                              (12,776)               (11,094)
  Taxes other than income taxes                                                              (9,285)                (7,872)
  Other income, net                                                                             248                    461
                                                                                 -------------------    -------------------
TOTAL OPERATING EXPENSES                                                                   (115,302)               (92,965)
                                                                                 -------------------    -------------------
PROFIT FROM OPERATIONS                                                                       64,250                 54,995
                                                                                 -------------------    -------------------

FINANCE COSTS

  Exchange gain                                                                                  35                     26
  Exchange loss                                                                                 (25)                   (90)
  Interest income                                                                               451                    241
  Interest expense                                                                           (1,386)                (1,364)
                                                                                 -------------------    -------------------
TOTAL FINANCE COSTS                                                                            (925)                (1,187)
                                                                                 -------------------    -------------------
SHARE OF PROFIT OF ASSOCIATED COMPANIES                                                         720                    308
                                                                                 -------------------    -------------------
PROFIT BEFORE TAXATION                                                 4                     64,045                 54,116
TAXATION                                                               5                    (18,019)               (15,201)
                                                                                 -------------------    -------------------
PROFIT BEFORE MINORITY INTERESTS                                                             46,026                 38,915
MINORITY INTERESTS                                                                             (734)                  (296)
                                                                                 -------------------    -------------------
NET PROFIT                                                                                   45,292                 38,619
                                                                                 ===================    ===================
BASIC AND DILUTED EARNINGS PER SHARE                                   6                       0.26                   0.22
                                                                                 ===================    ===================




   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED BALANCE SHEET
As of June 30, 2004 and December 31, 2003 (Amounts in millions)

                                                        NOTES           JUNE 30, 2004              DECEMBER 31, 2003
                                                       -------     ---------------------     ----------------------------
                                                                             RMB                         RMB


NON CURRENT ASSETS

   Property, plant and equipment                          8                      434,388                          433,419
   Investments in associates                                                       6,193                            5,571
   Available-for-sale investments                                                  1,742                            1,839
   Intangible and other assets                                                     4,903                            4,732
                                                                   ---------------------     ----------------------------
                                                                                 447,226                          445,561
                                                                   ---------------------     ----------------------------

CURRENT ASSETS

   Inventories                                            9                       34,939                           28,872
   Accounts receivable                                    10                       3,871                            3,263
   Prepaid expenses and other current assets                                      20,518                           13,528
   Notes receivable                                       11                       4,546                            2,416
   Receivables under resale agreements                    12                      37,464                           24,224
   Time deposits with maturities over three months                                   800                            2,640
   Cash and cash equivalents                                                      17,808                           11,231
                                                                   ---------------------     ----------------------------
TOTAL CURRENT ASSETS                                                             119,946                           86,174
                                                                   ---------------------     ----------------------------

CURRENT LIABILITIES

   Accounts payable and accrued liabilities               13                      71,981                           64,180
   Income tax payable                                                              8,838                           12,043
   Other taxes payable                                                             9,884                            8,916
   Short-term borrowings                                  14                      28,608                           28,890
                                                                   ---------------------     ----------------------------
                                                                                 119,311                          114,029
                                                                   ---------------------     ----------------------------
NET CURRENT ASSETS/(LIABILITIES)                                                     635                          (27,855)
                                                                   ---------------------     ----------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                            447,861                          417,706
                                                                   =====================     ============================

FINANCED BY:

  Share capital
    -State-owned shares of RMB 1.00 each                                         158,242                          158,242
    -H shares of RMB 1.00 each                                                    17,582                           17,582
                                                                   ---------------------     ----------------------------
                                                                                 175,824                          175,824
  Retained earnings                                                              120,922                           89,577
  Reserves                                                                        91,212                           91,212
                                                                   ---------------------     ----------------------------
  Shareholders' equity                                                           387,958                          356,613
                                                                   ---------------------     ----------------------------
  Minority interests                                                               6,191                            5,608
                                                                   ---------------------     ----------------------------

NON CURRENT LIABILITIES

   Long-term borrowings                                   14                      40,049                           41,959
   Deferred credits and other long-term obligations                                2,248                            2,000
   Deferred taxation                                                              11,415                           11,526
                                                                   ---------------------     ----------------------------
                                                                                  53,712                           55,485
                                                                   ---------------------     ----------------------------
                                                                                 447,861                          417,706
                                                                   =====================     ============================



   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended of June 30, 2004 and June 30, 2003 (Amounts in millions)



                                                                                  SIX MONTHS ENDED JUNE 30
                                                                          -----------------------------------------
                                                             NOTES              2004                   2003
                                                            -------       -----------------     -------------------
                                                                                 RMB                    RMB


CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit                                                                           45,292                  38,619

Adjustments for:

   Minority interests                                                                   734                     296
   Taxation                                                    5                     18,019                  15,201
   Depreciation, depletion and amortisation                    4                     24,673                  20,909
   Dry hole costs                                                                     3,130                   3,015
   Share of profit of associated companies                                             (720)                   (308)
   Impairment of receivables                                   4                        749                   1,132
   Write down in inventories, net                              4                          1                     (12)
   Impairment of available-for-sale investments                4                         24                       6
   Loss on disposal of associated companies                                               2                       -
   Gain on disposal of available-for-sale investments                                    (4)                      -
   Loss on disposal of property, plant and equipment           4                         98                     123
   Dividend income                                             4                        (62)                    (44)
   Interest income                                                                     (451)                   (241)
   Interest expense                                                                   1,386                   1,364

Changes in working capital:

   Accounts receivable, prepaid expenses and other
    current assets                                                                  (10,111)                 (5,816)


   Inventories                                                                       (6,068)                    636
   Accounts payable and accrued liabilities                                          12,422                   6,385
                                                                          -----------------     -------------------
CASH GENERATED FROM OPERATIONS                                                       89,114                  81,265

   Interest received                                                                    448                     241
   Interest paid                                                                     (1,679)                 (1,844)
   Income taxes paid                                                                (21,215)                (12,834)
                                                                          -----------------     -------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            66,668                  66,828
                                                                          -----------------     -------------------



   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED CASH FLOW STATEMENT For the six months ended of June 30, 2004 and June 30, 2003 (Amounts in millions)

                                                                                                   SIX MONTHS ENDED JUNE 30
                                                                                            --------------------------------------
                                                                               NOTES             2004                  2003
                                                                              -------       ----------------      ----------------
                                                                                                  RMB                   RMB



CASH FLOWS FROM INVESTING ACTIVITIES

   Capital expenditures                                                                              (30,627)              (26,068)
   Acquisition of associated companies                                                                  (164)                 (605)
   Repayment of capital by associated companies                                                          115                    17
   Acquisition of available-for-sale investments                                                          (6)                 (257)
   Net Acquisition of receivables under resale agreements                                            (13,240)              (10,068)
   Acquisition of intangible assets                                                                     (114)                   (3)
   Acquisition of other non-current assets                                                              (580)                 (234)
   Proceeds from disposal of associated companies                                                         26                    --
   Proceeds from disposal of available-for-sale investments                                               22                    69
   Proceeds from disposal of other non-current assets                                                     --                    52
   Proceeds from disposal of property, plant and equipment                                                96                    38
   Dividends received                                                                                    160                    98
   Decrease/(Increase) in time deposits with maturities over three months                              1,840                   (15)
                                                                                            -----------------     -----------------
NET CASH USED FOR INVESTING ACTIVITIES                                                               (42,472)              (36,976)
                                                                                            -----------------     -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Increase in short-term borrowings                                                                  13,946                12,235
   Repayments of short-term borrowings                                                               (11,716)              (17,578)
   Increase in long-term borrowings                                                                    8,826                   863
   Repayments of long-term borrowings                                                                (13,285)               (3,862)
   Principal payment on finance lease obligations                                                        (25)                  (41)
   Dividends paid to minority interests                                                                 (190)                  (52)
   Capital contribution from minority interests                                                           --                    39
   Dividends paid                                                                7                   (13,947)              (12,299)
   Change in deferred credits and other long-term obligations                                            248                   200
   Cash payment for acquisition of CNPC marketing enterprises                                         (1,476)                   --
                                                                                            -----------------     -----------------
NET CASH USED FOR FINANCING ACTIVITIES                                                               (17,619)              (20,495)
                                                                                            -----------------     -----------------

   INCREASE IN CASH AND CASH EQUIVALENTS                                                               6,577                 9,357
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                   11,231                 9,977
                                                                                            -----------------     -----------------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                         17,808                19,334
                                                                                            =================     =================


   The accompanying notes are an integral part of these financial statements.


                                                          SHARE            RETAINED
                                                         CAPITAL           EARNINGS            RESERVES             TOTAL
                                                     --------------     --------------      ---------------     ---------------
                                                           RMB                RMB                 RMB                 RMB
Balance at January 1, 2003                                  175,824            59,004                81,848            316,676

Net profit from January 1 to June 30, 2003                        -            38,619                     -             38,619
Final dividend for 2002 (Note 7)                                  -           (12,299)                    -            (12,299)
                                                     --------------     --------------      ---------------     ---------------
Balance at June 30, 2003                                    175,824            85,324                81,848            342,996
                                                     ==============     ==============      ===============     ===============

                                       4

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)




Balance at January 1, 2004                                  175,824             89,577               91,212          356,613

Net profit from January 1 to June 30, 2004                        -             45,292                    -           45,292
Final dividend for 2003 (Note 7)                                  -            (13,947)                   -          (13,947)
                                                     --------------     ---------------     ---------------     -------------
Balance at June 30, 2004                                    175,824            120,922               91,212          387,958
                                                     ==============     ===============     ===============     =============


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)

1    ORGANISATION AND PRINCIPAL ACTIVITIES

     PetroChina Company Limited (the "Company") was established in the People's Republic of China (the "PRC" or "China") on November 5, 1999 as a joint stock company with limited liability as a result of a group restructuring (the "Restructuring") of China National Petroleum Corporation ("CNPC") in preparation for the listing of the Company's shares on the New York Stock Exchange and the Stock Exchange of Hong Kong Limited. The Company and its subsidiaries are collectively referred to as the "Group".

     In accordance with the restructuring agreement between CNPC and the Company effective as of November 5, 1999, the Company issued 160 billion state-owned shares in exchange for the assets and liabilities transferred to the Company by CNPC. The 160 billion state-owned shares were the initial registered capital of the Company with a par value of RMB1.00 per share. On April 7, 2000, the Company issued 17,582,418,000 shares, represented by 13,447,897,000 H shares and 41,345,210 American Depositary Shares ("ADSs", each representing 100 H shares) in a global offering and the trading of the H shares and the ADSs on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange commenced on April 7, 2000 and April 6, 2000, respectively. Pursuant to the approval of the China Securities Regulatory Commission, 1,758,242,000 state-owned shares of the Company owned by CNPC were converted into H shares for sale in the global offering.


2    ACCOUNTING POLICIES

     The consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2003.

     The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2003. The consolidated interim condensed financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2004 and June 30, 2003 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results of operations expected for the year ended December 31, 2004.

     Costs that incur unevenly during the financial year are anticipated or deferred in these interim financial statements only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

     Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2004 is principally 33% (six months ended June 30, 2003: 33%).

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)

3    TURNOVER

     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 15.

4    PROFIT BEFORE TAXATION


                                                                                    SIX MONTHS ENDED JUNE 30
                                                                                    ------------------------
                                                                                      2004            2003
                                                                                     -------         -------
                                                                                       RMB             RMB

Profit before taxation is arrived at after crediting and charging of the following items:

Crediting
Dividend income from available-for-sale investments                                       62              44
Reversal of impairment of receivables                                                    274              --
Reversal of write down in inventories                                                    122              12
Reversal of impairment of available-for-sale investments                                   4              --

Charging
Amortisation on intangible and other assets                                              523             301
Cost of inventories (approximates cost of goods sold) recognised as expense           77,301          62,447
Depreciation on property, plant and equipment, including impairment provision
  - owned assets                                                                      24,142          20,592
  - assets under finance leases                                                            8              16
Impairment of available-for-sale investments                                              28               6
Impairment of receivables                                                              1,023           1,132
Interest expense (Note (a))                                                            1,386           1,364
Loss on disposal of property, plant and equipment                                         98             123
Operating lease rentals on land and buildings and equipment                            1,564           1,448
Repair and maintenance                                                                 2,493           1,804
Research and development expenditure                                                     906             676
Write down in inventories                                                                123              --
                                                                                     =======         =======

Note (a) Interest expense
         Interest expense                                                              1,733           1,872
         Less:  amounts capitalised                                                     (347)           (508)
                                                                                     -------         -------
                                                                                       1,386           1,364
                                                                                     =======         =======

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


5    TAXATION

                                              SIX MONTHS ENDED JUNE 30
                                              ------------------------
                                               2004               2003
                                              -------           -------
                                                RMB               RMB

Income tax                                     18,010            14,494
Deferred tax                                     (111)              661
Share of tax of associated companies              120                46
                                              -------           -------
                                               18,019            15,201
                                              =======           =======

     In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2003: 33%). The Group in the last quarter of year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group's qualifying operations in these locales through 2010 are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

     The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:


                                                  SIX MONTHS ENDED JUNE 30
                                                  ------------------------
                                                   2004              2003
                                                  -------           -------
                                                    RMB               RMB

Profit before taxation                             64,045            54,116
                                                  -------           -------

Tax calculated at a tax rate of 33%                21,135            17,858
Prior year tax return adjustment                        2              (323)
Effect of preferential tax rate                    (2,668)           (2,156)
Income not subject to tax                            (517)             (204)
Expenses not deductible for tax purposes               67                26
                                                  -------           -------
Tax charge                                         18,019            15,201
                                                  =======           =======

6    BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share for the six months ended June 30, 2004 and 2003 have been computed by dividing net profit by the number of 175,824 million shares issued and outstanding for each of the periods.

     There are no dilutive potential ordinary shares.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


7     DIVIDENDS


                                             SIX MONTHS ENDED JUNE 30
                                             ------------------------
                                              2004            2003
                                             ------          ------
                                              RMB             RMB

Final dividend for 2002 (Note (i))             --            12,299
Final dividend for 2003 (Note (ii))          13,947            --
                                             ------          ------
                                             13,947          12,299
                                             ======          ======

(i) A final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB 12,299 was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2003.

(ii) A final dividend in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 was paid on June 2, 2004, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2004.

(iii) As authorised by shareholders in the Annual General Meeting on May 18, 2004, the Board of Directors, in a meeting held on August 26, 2004, resolved to distribute an interim dividend in respect of 2004 of RMB
      0.115919 per share amounting to a total of RMB 20,381. These financial statements do not reflect this dividend payable, as it was not authorised until after the balance sheet date.


8     PROPERTY, PLANT AND EQUIPMENT


                                                       RMB
                                                     --------
COST OR VALUATION
  At January 1, 2004                                  699,507
  Additions                                            28,853
  Disposals and write off                              (6,602)
                                                     --------
  At June 30, 2004                                    721,758
                                                     --------
ACCUMULATED DEPRECIATION
  At January 1, 2004                                 (266,088)
  Charge for the period                               (24,150)
  Disposals and write off                               2,868
                                                     --------
  At June 30, 2004                                   (287,370)
                                                     --------
NET BOOK VALUE
  At June 30, 2004                                    434,388
                                                     ========

     The depreciation charge of the Group for the six months ended June 30, 2004 included RMB 1,957 (six months ended June 30, 2003: RMB 504) relating to impairment provision for plant and equipment held for use. Of this amount, RMB 740 (six months ended June 30, 2003: RMB 504) was related to the Chemicals and Marketing segment, RMB 352 (six months ended June 30, 2003: Nil) was for the Refining and Marketing segment and RMB 865 (six months ended June 30, 2003: Nil) was for the Exploration and Production segment.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


     A valuation of the Group's property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers. The valuation was based on depreciated replacement costs.

     As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd, in the PRC on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     Bank borrowings are secured on property, plant and equipment at net book value of RMB 152 at June 30, 2004 (December 31, 2003: RMB 152).


9     INVENTORIES


                                           JUNE 30, 2004     DECEMBER 31, 2003
                                           -------------     -----------------
                                               RMB                  RMB

Crude oil and other raw materials             13,160                9,553
Work in progress                               3,588                3,652
Finished goods                                18,894               16,367
Spare parts and consumables                       64                   66
                                             -------              -------
                                              35,706               29,638
Less: Write down in inventories                 (767)                (766)
                                             -------              -------
                                              34,939               28,872
                                             =======              =======

     Inventories of the Group carried at net realisable value amounted to RMB 2,398 at June 30, 2004 (December 31, 2003: RMB 2,249).

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


10     ACCOUNTS RECEIVABLE


                                               JUNE 30, 2004   DECEMBER 31, 2003
                                               -------------   -----------------
                                                   RMB               RMB

Accounts receivable due from third parties         8,672             8,263
Less: Impairment provision                        (5,816)           (5,872)
                                                  ------            ------
                                                   2,856             2,391
Accounts receivable due from related parties
  - Fellow CNPC subsidiaries                         736               592
  - Associated companies                             279               280
                                                  ------            ------
                                                   3,871             3,263
                                                  ======            ======

     Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

     The aging analysis of accounts receivable at June 30, 2004 is as follows:


                               JUNE 30, 2004      DECEMBER 31, 2003
                               -------------      -----------------
                                    RMB                 RMB

Within 1 year                      3,450               2,594
Between 1 to 2 years                 100                 136
Between 2 to 3 years                 236                 423
Over 3 years                       5,901               5,982
                                   -----               -----
                                   9,687               9,135
                                   =====               =====

     The Group offers its customers the credit terms of no more than 180 days, except for certain selected customers.


11   NOTES RECEIVABLE

     Notes receivable represent mainly the bills of acceptance issued by banks for sale of goods and products. All notes receivable are due within one year.


12   RECEIVABLES UNDER RESALE AGREEMENTS

     Securities purchased under agreements to resell ("resale agreements") are recorded as receivables under resale agreements. The difference between purchase and resell prices is treated as interest income and accrued over the life of resale agreements using the effective yield method.

     Resale agreements are accounted for as collateralised financing transactions and are recorded at their contractual amounts plus interest accrued. The underlying collaterals are principally PRC government bonds.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)

13    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                                  JUNE 30, 2004    DECEMBER 31, 2003
                                                                  -------------    -----------------
                                                                       RMB               RMB

Trade payables                                                        10,377            10,150
Advances from customers                                                5,072             6,861
Salaries and welfare payable                                           6,085             5,413
Accrued expenses                                                       6,753                 5
Dividends payable by subsidiaries to minority shareholders                70               118
Interest payable                                                         122               130
Construction fee and equipment cost payables                          11,639            13,760
Payable to Sinopec                                                       621               610
Advances from Sinopec                                                     86               233
One-time employee housing remedial payment payable                     2,065             2,270
Other payables                                                        12,164            10,628
Amounts due to related parties
  - CNPC                                                               2,664             1,531
  - Fellow CNPC subsidiaries                                          13,085            11,880
  - Associated companies                                               1,178               591
                                                                      ------            ------
                                                                      71,981            64,180
                                                                      ======            ======

     Other payables consist primarily of customer deposits.

     Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

     The aging analysis of trade payables at June 30, 2004 is as follows:


                              JUNE 30, 2004      DECEMBER 31, 2003
                              -------------      -----------------
                                  RMB                  RMB

Within 1 year                     9,568                9,108
Between 1 to 2 years                257                  402
Between 2 to 3 years                 51                  127
Over 3 years                        501                  513
                                 ------               ------
                                 10,377               10,150
                                 ======               ======

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)

14    BORROWINGS


                                 JUNE 30, 2004      DECEMBER 31, 2003
                                 -------------      -----------------
                                     RMB                  RMB

Short-term borrowings               28,608               28,890
Long-term borrowings                40,049               41,959
                                    ------               ------
                                    68,657               70,849
                                    ======               ======

     The movements in the borrowings can be analysed as follows:


                                           RMB
                                         -------

Balance at January 1, 2004                70,849
Increase in borrowings                    22,873
Repayments of borrowings                 (25,065)
                                         -------
Balance at June 30, 2004                  68,657
                                         =======

     The long-term borrowings can be analysed as follows:


                                                  JUNE 30, 2004     DECEMBER 31, 2003
                                                  -------------     -----------------
                                                       RMB                 RMB

Unsecured Loans                                       57,217              61,614
Obligations under finance leases                          31                  56
Current portion of long-term liabilities             (17,199)            (19,711)
                                                     -------             -------
                                                      40,049              41,959
                                                     =======             =======

The analysis of the above is as follows:
Bank loans
  - Wholly repayable within five years                29,136              30,173
  - Not wholly repayable within five years             1,987               3,417

Other loans and obligations under finance leases
  - Wholly repayable within five years                21,211              23,181
  - Not wholly repayable within five years             4,914               4,899
                                                     -------             -------
                                                      57,248              61,670
Current portion of long-term liabilities             (17,199)            (19,711)
                                                     -------             -------
                                                      40,049              41,959
                                                     =======             =======

     Other loans and obligations under finance leases not wholly repayable within five years are repayable by installments from July 2009 to April 2032. Interest is charged on the outstanding balances at the rate of 0% to 6.44% per annum (December 31, 2003: 0% to 6.44% per annum).

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


     At June 30, 2004, the Group's bank loans and other borrowings were repayable as follows:


                                                                         OTHER LOANS AND OBLIGATIONS UNDER
                                              BANK LOANS                         FINANCE LEASES
                                     ------------------------------      ----------------------------------
                                     JUNE 30,          DECEMBER 31,        JUNE 30,          DECEMBER 31,
                                       2004               2003               2004               2003
                                     --------          ------------        --------          -------------
                                       RMB                RMB                RMB                RMB

Within one year                        9,062             11,291              8,137              8,420
Between one to two years               4,739              9,963              5,065              8,220
Between two to five years             16,145             10,397              8,211              6,711
After five years                       1,177              1,939              4,712              4,729
                                      ------             ------             ------             ------
                                      31,123             33,590             26,125             28,080
                                      ======             ======             ======             ======

15    SEGMENT INFORMATION

     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

     The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

     The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

     The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.

     In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

     Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group conducts exploration and production of crude oil and natural gas in Indonesia.

     The accounting policies of the operating segments are the same as those described in Note 2 -- "Accounting Policies".

     Operating segment information for the six months ended June 30, 2003 and 2004 is presented below:

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)

Primary reporting format - business segments



                                            EXPLORATION     REFINING      CHEMICALS     NATURAL
                                                AND            AND           AND        GAS AND
SIX MONTHS ENDED JUNE 30, 2003              PRODUCTION     MARKETING     MARKETING     PIPELINE       OTHER         TOTAL
------------------------------              -----------    ---------     ---------     --------      --------      --------
                                                RMB           RMB          RMB           RMB           RMB           RMB
Turnover (including intersegment)               91,485       106,213        18,928         7,777            --       224,403
Less: Intersegment sales                       (65,714)       (8,064)       (1,064)       (1,601)           --       (76,443)
                                              --------      --------      --------      --------      --------      --------
Turnover from external customers                25,771        98,149        17,864         6,176            --       147,960
                                              ========      ========      ========      ========      ========      ========

Depreciation, depletion and amortisation       (12,534)       (4,345)       (3,210)         (769)          (51)      (20,909)

Segment result                                  53,309         9,866         1,197         1,377          (121)       65,628
Other costs                                     (3,039)       (6,799)         (549)          (56)         (190)      (10,633)
                                              --------      --------      --------      --------      --------      --------
Profit/(loss) from operations                   50,270         3,067           648         1,321          (311)       54,995
                                              --------      --------      --------      --------      --------

Finance costs                                                                                                         (1,187)
Share of (loss)/profit of associated
 companies                                         (14)           10             3             1           308           308
                                                                                                                    --------
Profit before taxation                                                                                                54,116
Taxation                                                                                                             (15,201)
Minority interests                                                                                                      (296)
                                                                                                                    --------
Net profit                                                                                                            38,619
                                                                                                                    ========

Interest income (including intersegment)         1,116           217            56            55         2,271         3,715
Less: Intersegment interest income                                                                                    (3,474)
                                                                                                                    --------
Interest income from external entities                                                                                   241
                                                                                                                    ========

Interest expense (including intersegment)       (1,368)         (907)         (440)         (181)       (1,942)       (4,838)
Less: Intersegment interest expense                                                                                    3,474
                                                                                                                    --------
Interest expense to external entities                                                                                 (1,364)
                                                                                                                    ========

Segment assets                                 302,125       111,273        56,844        39,709       444,564       954,515
Elimination of intersegment balances                                                                                (448,992)
Investments in associated companies              1,190         1,660            90            61         1,234         4,235
                                                                                                                    --------
Total assets                                                                                                         509,758
                                                                                                                    ========

Segment capital expenditure
  - for property, plant and equipment           17,336         3,558         1,123         4,492            39        26,548

Segment liabilities                            101,320        71,247        39,652        28,177       105,047       345,443
Other liabilities                                                                                                     26,196
Elimination of intersegment balances                                                                                (210,098)
                                                                                                                    --------
Total liabilities                                                                                                    161,541
                                                                                                                    ========

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


Primary reporting format - business segments (continued)



                                             EXPLORATION    REFINING       CHEMICALS       NATURAL
SIX MONTHS ENDED                                AND            AND            AND          GAS AND
 JUNE 30, 2004                               PRODUCTION     MARKETING      MARKETING       PIPELINE        OTHER          TOTAL
---------------                              ----------     ---------      ---------      ---------      ----------     ----------
                                                RMB            RMB            RMB            RMB            RMB            RMB

Turnover (including intersegment)                99,526        137,149         25,434          8,917             --        271,026
Less: Intersegment sales                        (78,818)        (9,504)        (1,332)        (1,820)            --        (91,474)
                                             ----------     ----------     ----------     ----------     ----------     ----------
Turnover from external customers                 20,708        127,645         24,102          7,097             --        179,552
                                             ==========     ==========     ==========     ==========     ==========     ==========

Depreciation, depletion and amortisation        (14,511)        (4,836)        (4,002)        (1,274)           (50)       (24,673)

Segment result                                   55,607         17,066          3,190          1,321           (406)        76,778
Other costs                                      (2,906)        (8,088)        (1,237)           (88)          (209)       (12,528)
                                             ----------     ----------     ----------     ----------     ----------     ----------
Profit/(loss) from operations                    52,701          8,978          1,953          1,233           (615)        64,250
                                             ----------     ----------     ----------     ----------     ----------

Finance costs                                                                                                                 (925)
Share of profit/(loss) of associated
 companies                                           91             (8)            21              8            608            720
                                                                                                                        ----------
Profit before taxation                                                                                                      64,045
Taxation                                                                                                                   (18,019)
Minority interests                                                                                                            (734)
                                                                                                                        ----------
Net profit                                                                                                                  45,292
                                                                                                                        ==========

Interest income (including intersegment)          1,019            264            165             20          2,483          3,951
Less: Intersegment interest income                                                                                          (3,500)
                                                                                                                        ----------
Interest income from external entities                                                                                         451
                                                                                                                        ==========

Interest expense (including intersegment)        (1,419)          (873)          (316)          (350)        (1,928)        (4,886)
Less: Intersegment interest expense                                                                                          3,500
                                                                                                                        ----------
Interest expense to external entities                                                                                       (1,386)
                                                                                                                        ==========

Segment assets                                  324,142        119,943         53,316         51,163        478,110      1,026,674
Elimination of intersegment balances                                                                                      (465,695)
Investments in associated companies               1,267          1,913            252             88          2,673          6,193
                                                                                                                        ----------
Total assets                                                                                                               567,172
                                                                                                                        ==========

Segment capital expenditure
  - for property, plant and equipment            19,146          4,688          1,062          3,905             52         28,853

Segment liabilities                             104,174         67,298         17,800         30,051        103,881        323,204
Other liabilities                                                                                                           30,198
Elimination of intersegment balances                                                                                      (180,379)
                                                                                                                        ----------
Total liabilities                                                                                                          173,023
                                                                                                                        ==========

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


Note (a) - Intersegment sales are conducted principally at market price.

Note (b) - Segment result is profit from operations before other costs.
           Other costs include selling, general and administrative expenses and other net income.

Note (c) - Segment result for the six months ended June 30, 2003 and 2004 included impairment provision for property, plant and equipment (Note 8).

Note (d) - Other liabilities mainly include income tax payable, other taxes payable and deferred taxation.

Note (e) - Elimination of intersegment balances represents elimination of intersegment current accounts and investments.

SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS


                                     TURNOVER                    TOTAL ASSETS               CAPITAL EXPENDITURE
                               ----------------------        ----------------------        ----------------------
SIX MONTHS ENDED JUNE 30,       2004           2003           2004           2003           2004           2003
-------------------------      -------        -------        -------        -------        -------        -------
                                 RMB            RMB            RMB            RMB            RMB            RMB

PRC                            179,044        147,434        563,521        506,667         28,453         26,362
Others (Exploration and
Production)                        508            526          3,651          3,091            400            186
                               -------        -------        -------        -------        -------        -------
                               179,552        147,960        567,172        509,758         28,853         26,548
                               =======        =======        =======        =======        =======        =======

16   CONTINGENT LIABILITIES

(a)  BANK AND OTHER GUARANTEES
     At June 30, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                                JUNE 30, 2004  DECEMBER 31, 2003
                                                -------------  -----------------
                                                     RMB            RMB

Guarantee of borrowings of associated companies      211            448
                                                     ===            ===

(b)  ENVIRONMENTAL LIABILITIES
     CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

(c)  LEGAL CONTINGENCIES
     The Group is the named defendant in certain insignificant lawsuits as well as the named party in other

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

(d)  LEASING OF ROADS, LAND AND BUILDINGS
     According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company the following:

     o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

     o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

     o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

     As at June 30, 2004, CNPC has obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land, some building ownership certificates for the above-mentioned buildings, but has completed none of the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

(e)  GROUP INSURANCE
     Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

(f)  COST REDUCTION MEASURES
     The Group may further streamline its production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plans. Management does not believe such plans will have a material adverse impact on the Group's financial position, but may have a material adverse effect on the Group's results

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


of operations.

(g)  OTHER
     In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and death to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.


17   COMMITMENTS

(a)  OPERATING LEASE COMMITMENTS
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2004 and December 31, 2003 under non-cancellable operating leases are as follows:


                      JUNE 30, 2004       DECEMBER 31, 2003
                      -------------       -----------------
                           RMB                  RMB

First year                 2,440                2,552
Second year                2,332                2,433
Third year                 2,325                2,409
Fourth year                2,310                2,391
Fifth year                 2,308                2,380
Thereafter                83,701               84,776
                          ------               ------
                          95,416               96,941
                          ======               ======

     Operating lease expenses for land and buildings and equipment were RMB 1,564 for the six months ended June 30, 2004 (six months ended June 30, 2003 were RMB 1,448).

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


(b)  CAPITAL COMMITMENTS

                                           JUNE 30, 2004      DECEMBER 31, 2003
                                           -------------      -----------------
                                               RMB                  RMB

Contracted but not provided for
Oil and gas properties                           381                  896
Plant and equipment                            8,038               10,055
Other                                            433                  194
                                              ------               ------
                                               8,852               11,145
                                              ======               ======

(c)  EXPLORATION AND PRODUCTION LICENSES
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 211 for the six months ended June 30, 2004 (six months ended June 30, 2003 were RMB 36).

     Estimated annual payments in the future are as follows:


                        RMB
                        ---

2004                    515
2005                    618
2006                    681
2007                    712
2008                    712

(d)  DIVIDENDS

     Dividends received from the Company are likely to be one of the principal sources of funding for CNPC. Subject to the relevant provisions of the PRC Company law and the Articles of Association of the Company, CNPC, as major shareholder of the Company, may seek to influence the determination of the amount of dividends paid by the Company with a view to satisfying its cash flow requirements including those relating to its obligations to provide supplementary social services to its employees and a limited number of third parties. The Ministry of Finance has committed to provide subsidies to enable CNPC to fund a portion of future operating shortfalls arising out of CNPC's obligation to provide social services. The directors believe that these subsidies will substantially reduce CNPC's reliance on dividends from the Company.


18   RELATED PARTY TRANSACTIONS

     The Group is part of a larger group of companies under CNPC and has extensive transactions and relationships with members of the CNPC group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNPC is a major shareholder and is able to control or exercise significant influence.

     CNPC itself is a state-owned enterprise. In accordance with a specific exemption in IAS 24 "Related Party Disclosures", the Group does not accumulate or disclose transactions with other state-owned enterprises as related party transactions, other than those with other CNPC group companies and significant customers.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


     The majority of the Group's business activities are conducted with state-owned enterprises. Sale of certain products to these state-owned enterprises are at state-prescribed prices which are similar to prices to other customers. The Group considers that these sales are activities in the ordinary course of business and has not accumulated or disclosed such related party transactions.

     As a result of the Restructuring (Note 1), the Company and CNPC entered into a Comprehensive Products and Services Agreement for a range of products and services which may be required and requested by either party; a Land Use Rights Leasing Contract (Note 16 (d)) under which CNPC leases 42,476 parcels of land located throughout the PRC to the Company; and a Buildings Leasing Contract under which CNPC leases 191 buildings located throughout the PRC to the Company.

     The term of the Comprehensive Products and Services Agreement is 10 years commencing from November 5, 1999. The products and services to be provided by the CNPC group to the Company under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) state-prescribed prices; or (2) where there is no state-prescribed price, relevant market prices; or (3) where neither (1) nor (2) is applicable, actual cost incurred; or the agreed contractual price, being the actual cost plus a margin of no more than 15% for certain construction and technical services, and 3% for all other types of services.

     The Land Use Rights Contract provides for the lease of an aggregate area of approximately 1,145 million square meters of land located throughout the PRC to business units of the Group for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after the expiration of 10 years, be adjusted by agreement between the Company and CNPC.

     Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC are leased at an aggregate annual fee of RMB 39 for a term of 20 years.

     The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC in September 2002 to lease an additional 404 buildings covering approximately 442,730 square meters at an annual rental of RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Building Leasing Agreement.

     In addition to the related party information shown elsewhere in the financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and entities controlled by CNPC during the periods indicated below:

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)



                                                                            SIX MONTHS ENDED JUNE 30
                                                                            ------------------------
                                                            NOTES            2004              2003
                                                            -----           ------            ------
                                                                             RMB               RMB

Sale of goods                                                (a)             6,146             4,548
Fees paid for construction and technical services            (b)
  - Exploration and development services                     (c)            12,542            11,191
  - Other construction and technical services                (d)             4,801             4,389
Fees for production services                                 (e)             7,825             7,384
Social services charge                                       (f)               582               558
Ancillary service charges                                    (g)               899               803
Interest income                                              (h)                12                15
Interest expense                                             (i)               533               535
Rental expense                                               (j)             1,009               964
Commission expense and other charges                         (k)               380               341

     Notes:

     (a) Represents sale of crude oil, refined and chemical products conducted principally at market prices.

     (b) Under the Comprehensive Products and Services Agreement entered into between CNPC and the Company, certain construction and technical services provided by CNPC are charged at cost plus an additional margin of no more than 15%, including exploration and development services and oilfield construction services.

     (c) Direct costs for exploration and development services comprise geophysical survey, drilling, well cementing, logging and well testing.

     (d) The fees paid for other construction and technical services comprise fees for construction of refineries and chemical plants and technical services in connection with oil and gas exploration and production activities such as oilfield construction, technology research, engineering and design, etc.

     (e) The fees paid for production services comprise fees for the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery.

     (f) These represent expenditures for social welfare and support services which are charged at cost.

     (g) Ancillary service charges represent mainly fees for property management, the provision of training centres, guesthouses, canteens, public shower rooms, etc.

     (h) The Group had deposits placed with China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, amounting to RMB 3,434 (December 31, 2003: RMB 2,331) as of June 30, 2004. The deposits yield interest at prevailing saving deposit rates.

     (i) The Group had unsecured short-term and long-term loans from CP Finance amounting to RMB 23,186 (December 31, 2003: RMB 25,188) as of June 30, 2004 included under loans from related parties. The loans were interest bearing at market rates.

     (j) Rental expenses are calculated in accordance with the lease agreements entered into between the

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


          Company and CNPC.



     (k) CNPC purchases materials on behalf of the Company and charges commission thereon. The commission is calculated at rates ranging from 1% to 5% of the goods purchased.

     (l) The Group had a 7.5% equity interest in CP Finance at a book value of RMB 299 as of December 31, 2003 and June 30, 2004.

INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which may differ in certain material respects from the accounting principles generally accepted in the United States of America (US GAAP). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

     Effect on net income of significant differences between IFRS and US GAAP is as follows:


                                                                                        SIX MONTHS ENDED JUNE 30
                                                                                --------------------------------------
                                                                                       2004                2003
                                                                                ------------------    ----------------
                                                                                        RMB                 RMB

Net income under IFRS                                                                      45,292              38,619
US GAAP adjustments:
  Depreciation charges on property, plant and equipment revaluation gain                    4,391               4,615
  Depreciation charges on property, plant and equipment revaluation loss                     (465)                (56)
  Loss on disposal of property, plant and equipment                                            47                   4
  Income tax effect                                                                        (1,311)             (1,506)
  Minority interests                                                                          (30)                (30)
                                                                                ------------------    ----------------
Net income under US GAAP                                                                   47,924              41,646
                                                                                ==================    ================

Basic and diluted net income per share under US GAAP (RMB)                                   0.27                0.24
                                                                                ==================    ================

INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


     Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:


                                                                          JUNE 30, 2004             DECEMBER 31,2003
                                                                          -------------             ----------------
                                                                                RMB                          RMB

Shareholders' equity under IFRS                                                 387,958                      356,613
US GAAP adjustments:
  Reversal of property, plant and equipment revaluation gain                    (80,555)                     (80,555)
  Depreciation charges on property, plant and equipment
     revaluation gain                                                            41,664                       37,273
  Reversal of property, plant and equipment revaluation loss                      1,513                        1,513
  Depreciation charges on property, plant and equipment
     revaluation loss                                                              (945)                        (480)
  Loss on disposal of property, plant and equipment                                 838                          791
  Deferred tax assets on revaluation                                             12,375                       13,686
  Minority interests                                                                334                          364
  Effect on the retained earnings from the one-time remedial payments for staff housing borne by the state shareholder
     of the Company                                                              (2,553)                      (2,553)
  Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by
     the state shareholder of the Company                                         2,553                        2,553
                                                                          -------------             ----------------
Shareholders' equity under US GAAP                                              363,182                      329,205
                                                                          =============             ================

INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


     Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2003 and June 30, 2004 are as follows:


                                                                     SIX MONTHS ENDED JUNE 30
                                                             --------------------------------------
                                                                   2004                  2003
                                                             ----------------     -----------------
                                                                    RMB                   RMB

 Beginning of the period                                              329,205               283,464
 Net profit for the period                                             47,924                41,646
 Final dividend for year 2002                                              --               (12,299)
 Final dividend for year 2003                                         (13,947)                   --
                                                             ----------------     -----------------
 End of the period                                                    363,182               312,811
                                                             ================     =================


     In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a)      REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

     The June 1999 revaluation resulted in RMB 80,549 in excess of the prior carrying value and a revaluation loss of RMB 1,122 on certain property, plant and equipment.

     The September 2003 revaluation resulted in a RMB 872 in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257.

     The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2004 to June 30, 2004 was RMB 4,391, and from January 1, 2003 to June 30, 2003 was RMB 4,615.

     The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2004 to June 30, 2004 was RMB 465, and from January 1, 2003 to June 30, 2003 was RMB 56.

     The loss on disposal of property, plant and equipment from January 1, 2004 to June 30, 2004 was RMB 47, and from January 1, 2003 to June 30, 2003 was RMB 4.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


     For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

(b)      RELATED PARTY TRANSACTIONS

     The Group has disclosed in Note 18 transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures in Note 18. Although the majority of the Group's activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(c)      ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

     The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

     The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

     Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2004 (Amounts in million)


(d)      RECENT US ACCOUNTING PRONOUNCEMENTS

     There are no recently adopted or pending pronouncements that would have a material effect on the financial statements of the Group.

                               [PetroChina Logo]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto.

OVERVIEW

For the six months ended June 30, 2004, the profit before taxation of the Group was RMB64,045 million, representing an increase of 18.35% from the corresponding period of last year. Net profit was RMB45,292 million, representing an increase of 17.28% from the corresponding period of last year. The continued rapid improvement of the Company's operating results was attributable to the streamlining of production activities and enhancement of operation management during a period of continuous and rapid economic growth, sustained high oil prices and strong demand for oil and petrochemical products.

For the six months ended June 30, 2004, the Company's basic and diluted earnings per share was RMB0.26.

Comparison between the six-month period ended June 30, 2004 and the six-month period ended June 30, 2003.

CONSOLIDATED OPERATING RESULTS

Turnover Turnover increased 21.35% from RMB147,960 million for the six months ended June 30, 2003 to RMB179,552 million for the six months ended June 30, 2004. The growth was mainly attributable to the increase in prices of crude oil, the increase in the prices and sales volume of refined products and chemicals, and the rise in the sales volume of natural gas.

Operating Expenses Operating expenses increased 24.03% from RMB92,965 million for the six months ended June 30, 2003 to RMB115,302 million for the six months ended June 30, 2004. The change was mainly attributable to an increase in the purchase of oil from external suppliers and increased depreciation, depletion and amortization caused by an increase in the amount of property, plant and equipment.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 30.23% from RMB40,465 million for the six months ended June 30, 2003 to RMB52,699 million for the six months ended June 30, 2004. This was due primarily to the increase in the purchase cost of crude oil resulted from the increase of crude oil price and the increase in the purchase volume of crude oil by the Company's refineries.

Employee Compensation Costs Employee compensation costs rose 26.73% from RMB8,275 million for the six months ended June 30, 2003 to RMB10,487 million for the six months ended June 30, 2004. This was due primarily to the increase in the wages and welfare expenses of staff and workers as a result of strong operating results achieved by the Company, and the increase in labour service costs as a result of further development of the Company's retail network.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased 18.00% from RMB20,909 million for the six months ended June 30, 2003 to RMB24,673 million for the six months ended June 30, 2004. This was mainly attributable to an increase in impairment of assets, and increase in depreciation and depletion and amortization caused by an increase in the amount of property, plant and equipment.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 15.16% from RMB11,094 million for the six months ended June 30, 2003 to RMB12,776 million for the six months ended June 30, 2004. This was due primarily to an increase in transportation and storage costs caused by an increase in the sales volume of refined oil and petrochemical products.

Taxes other than Income Tax Taxes other than income tax increased 17.95% from RMB7,872 million for the six months ended June 30, 2003 to RMB9,285 million for the six months ended June 30, 2004. The increase was due primarily to an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel oil by the Company's refineries.

Profit from Operations As a result of the factors discussed above, profit from operations advanced 16.83% from RMB54,995 million for the six months ended June 30, 2003 to RMB64,250 million for the six months ended June 30, 2004.

Net Exchange Gain (Loss) A turn from net exchange loss of RMB64 million for the six months ended June 30, 2003 to a net exchange gain of RMB10 million for the six months ended June 30, 2004 was recorded. The turnaround was due primarily to a depreciation of value of the Japanese Yen and the Euro against Renminbi of 1.17% and 2.63% respectively during the first half of this year. During the corresponding period of last year, the value of the Euro and the British Sterling appreciated against Renminbi significantly.

Net Interest Expenses Net interest expenses decreased 16.74% from RMB1,123 million for the six months ended June 30, 2003 to RMB935 million for the six months ended June 30, 2004. The decrease in net interest expenses was due primarily to the increase in interest income resulted from sufficient cash flow generated from operating activities.

Profit Before Taxation Profit before taxation rose 18.35% from RMB54,116 million for the six months ended June 30, 2003 to RMB64,045 million for the six months ended June 30, 2004.

Taxation Taxation increased 18.54% from RMB15,201 million for the six months ended June 30, 2003 to RMB18,019 million for the six months ended June 30, 2004. The increase was mainly due to an increase in taxable profits.

Net Profit As a result of the factors discussed above, net profit increased 17.28% from RMB38,619 million for the six months ended June 30, 2003 to RMB45,292 million for the six months ended June 30, 2004.

SEGMENT INFORMATION

THE GROUP IS ENGAGED IN A BROAD RANGE OF PETROLEUM AND RELATED ACTIVITIES THROUGH ITS FOUR MAJOR BUSINESS SEGMENTS: THE EXPLORATION AND PRODUCTION SEGMENT, THE REFINING AND MARKETING SEGMENT, THE CHEMICALS AND MARKETING SEGMENT, AND THE NATURAL GAS AND PIPELINE SEGMENT.

Exploration and Production

The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

Turnover Turnover increased 8.79% from RMB91,485 million for the six months ended June 30, 2003 to RMB99,526 million for the six months ended June 30, 2004. The increase was mainly attributable to the further climbing of oil prices and the increase in the sales volume of oil and gas. During the first half of 2004, our average realized crude oil price was US$29.76 per barrel, representing an increase of 5.98% from US$28.08 per barrel for the corresponding period in the first half of 2003.

Intersegment sales increased 19.94% from RMB65,714 million for the six months ended June 30, 2003 to RMB78,818 million for the six months ended June 30, 2004. The increase was mainly due to the rise of oil prices and growth in sales volume of natural gas.

Operating Expenses Operating expenses increased 13.61% from RMB41,215 million for the six months ended June 30, 2003 to RMB46,825 million for the six months ended June 30, 2004. The increase was principally due to the augmentation in crude oil import from Russia, the increase in depreciation and depletion of fixed assets, increases in staff costs and fixed asset impairment provisions.

Profit from Operations Profit from operations increased 4.84% from RMB50,270 million for the six months ended June 30, 2003 to RMB52,701 million for the six months ended June 30, 2004.

Refining and Marketing

The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

Turnover Turnover rose 29.13% from RMB106,213 million for the six months ended June 30, 2003 to RMB137,149 million for the six months ended June 30, 2004. The increase was caused by an increase in sales volume and prices of key refined products.

Revenue from sales of gasoline grew 26.62% from RMB29,713 million for the six months ended June 30, 2003 to RMB37,621 million for the six months ended June 30, 2004. The increase was mainly due to soaring prices and sales volume. The average realized selling price of gasoline surged 11.96% from RMB3,003 per ton for the six months ended June 30, 2003 to RMB3,362 per ton for the six months ended June 30, 2004. The sales volume of gasoline increased 13.09% from 9.90 million tons for the six months ended June 30, 2003 to 11.19 million tons for the six months ended June 30, 2004.

Revenue from sales of diesel grew 28.03% from RMB48,808 million for the six months ended June 30, 2003 to RMB62,491 million for the six months ended June 30, 2004. The increase was mainly due to increased sales volume. The average realized selling price of diesel increased 7.55% from RMB2,771 per ton for the six months ended June 30, 2003 to RMB2,980 per ton for the six months ended June 30, 2004. The sales volume of diesel increased 19.05% from 17.62 million tons for the six months ended June 30, 2003 to 20.97 million tons for the six months ended June 30, 2004.

Revenue from sales of kerosene grew 27.99% from RMB2,056 million for the six months ended June 30, 2003 to RMB2,632 million for the six months ended June 30, 2004. The increase was mainly due to increased sales volume.

Intersegment sales revenue increased 17.86% from RMB8,064 million for the six months ended June 30, 2003 to RMB9,504 million for the six months ended June 30, 2004. The increase was mainly due to an increase in selling prices and sales volume.

Operating Expenses Operating expenses increased 24.26% from RMB103,146 million for the six months ended June 30, 2003 to RMB128,171 million for the six months ended June 30, 2004. The increase was mainly attributable to the increase of the purchase cost of crude oil and other feedstock from external suppliers.

Profit from Operations Profit from operations increased 192.73% from RMB3,067 million for the six months ended June 30, 2003 to RMB8,978 million for the six months ended June 30, 2004.

CHEMICALS AND MARKETING

THE CHEMICALS AND MARKETING SEGMENT IS ENGAGED IN THE PRODUCTION AND SALES OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE PETROCHEMICAL PRODUCTS AND OTHER CHEMICAL PRODUCTS.

Turnover Turnover rose 34.37% from RMB18,928 million for the six months ended June 30, 2003 to RMB25,434 million for the six months ended June 30, 2004. The growth in turnover of this segment was principally due to an increase in the sales volume and selling prices of chemical products.

Operating Expenses Operating expenses increased 28.45% from RMB18,280 million for the six months ended June 30, 2003 to RMB23,481 million for the six months ended June 30, 2004. The increase was mainly due to increased expenses in the purchase of raw materials.

Profit from Operations Profit from operations increased 201.39% from RMB648 million for the six months ended June 30, 2003 to RMB1,953 million for the six months ended June 30, 2004.

NATURAL GAS AND PIPELINE

THE NATURAL GAS AND PIPELINE SEGMENT IS ENGAGED IN THE TRANSMISSION OF NATURAL GAS, CRUDE OIL AND REFINED PRODUCTS, AND THE SALES OF NATURAL GAS.

Turnover Turnover increased 14.66% from RMB7,777 million for the six months ended June 30, 2003 to RMB8,917 million for the six months ended June 30, 2004. The increase was primarily due to an increase in the sales volume of natural gas.

Operating Expenses Operating expenses increased 19.02% from RMB6,456 million for the six months ended June 30, 2003 to RMB7,684 million for the six months ended June 30, 2004. This was mainly due to increased expenses in the purchase of gas and an increase in depreciation charges caused by the commencement of operation of the eastern section of the West-East Gas Pipeline.

Profit from Operations Profit from operations decreased 6.66% from RMB1,321 million for the six months ended June 30, 2003 to RMB1,233 million for the six months ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2004, the Group's primary sources of funds were cash generated from operating activities, short-term and long-term borrowings. The Group's funds were used for operating activities, capital expenditures, repaying short-term and long-term borrowings and distribution of dividends to shareholders.

For the six months ended June 30, 2004, short-term debts represented approximately 6.18% of the Group's capital employed as compared with approximately 5.97% for the six months ended June 30, 2003. Our ability to obtain adequate financing may be affected by our financial condition and operating results and the conditions of the domestic and foreign capital markets. We must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, we must obtain PRC government approvals for any project involving significant capital investments in our Refining and Marketing segment, Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

We plan to fund our capital and related investments principally from the cash generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2004, net cash generated from operating activities was RMB66,668 million. As at June 30, 2004, we had cash and cash equivalents of RMB17,808 million. Cash and cash equivalents were mainly denominated in Renminbi (Renminbi accounting for approximately 79.56% and United States Dollar accounting for approximately 20.44%).

The table below sets forth our cash flows for the six months ended June 30, 2004 and the six months ended June 30, 2003 and our cash equivalents at the end of each period.


                                                                                    Six months ended June, 30
                                                                         --------------------------------------------
                                                                              2004                           2003
                                                                         -------------                  -------------
                                                                         (RMB million)                  (RMB million)

Net cash generated from operating activities                                 66,668                         66,828
Net cash used for investment activities                                     (42,472)                       (36,976)
Net cash used for financing activities                                      (17,619)                       (20,495)
Cash and cash equivalents at the end of each period                          17,808                         19,334




CASH GENERATED FROM OPERATING ACTIVITIES

Our net cash generated from operating activities during the first half of this year was basically the same as that during the corresponding period of last year. Our net cash generated from operating activities for the six months ended June 30, 2003 and for the six months ended June 30, 2004 were RMB66,828 million and RMB66,668 million respectively.

As at December 31, 2003, our working capital deficit was RMB27,855 million. As at June 30, 2004, our working capital was RMB635 million. The increase in working capital was primarily due to an increase in receivables under resale agreements, inventories, prepaid expenses and cash and cash equivalents.

CASH USED FOR FINANCING ACTIVITIES

The table below sets out our net borrowings as at June 30, 2004 and December 31, 2003:



                                                                           June 30, 2004            December 31, 2003
                                                                           -------------            -----------------
                                                                           (RMB million)                (RMB million)

Short-term borrowings (including current portion of long-term borrowings)       28,608                       28,890
Long-term borrowings                                                            40,049                       41,959
Total borrowings                                                                68,657                        70,84
                                                                            ----------                   ----------
Less:
Cash and cash equivalents                                                       17,808                       11,231
Time deposits with maturities over three months                                    800                        2,640
Receivables under resale agreements                                             37,464                        24,22
                                                                            ----------                   ----------
Net borrowings                                                                  12,585                       32,754
                                                                            ==========                   ==========



The maturity profile of the long-term borrowings of the Group is as follows:


                                                                                        Principal as at June 30, 2004
                                                                                        -----------------------------
                                                                                                        (RMB million)

To be repaid within one year                                                                                   17,199
To be repaid within one to two years                                                                            9,804
To be repaid within two to five years                                                                          24,356
To be repaid after five years                                                                                   5,889
                                                                                                          -----------
                                                                                                               57,248
                                                                                                          ===========


Of the total borrowings of the Group as at June 30, 2004, approximately 29.16% were fixed-rate loans and approximately 70.84% were floating-rate loans. Of the borrowings as at June 30, 2004, approximately 85.48% were denominated in Renminbi, approximately 12.73% were denominated in US Dollars, approximately 0.57% were denominated in British Sterling, approximately 0.72% were denominated in Japanese Yen, and approximately 0.50% were denominated in Euro.

As at December 31, 2003 and June 30, 2004, short-term borrowings owed to related parties were both RMB610 million. As at December 31, 2003 and June 30, 2004, long-term borrowings owed to related parties amounted to RMB24,578 million and RMB22,576 million respectively.

As at June 30, 2004, short-term borrowings and long-term borrowings owed to China Petroleum Finance Company

Limited amounted to RMB610 million and RMB22,576 million respectively.

Our net cash used for financing activities decreased 14.03% during the six months ended June 30, 2004 compared with the six months ended June 30, 2003. This decrease was primarily due to lower net repayment compared with the corresponding period of last year.

As at June 30, 2004, loans of the Group consisted of RMB104 million secured loans (lease financing and bank loans) (RMB170 million as at December 31, 2003), of which RMB73 million (RMB114 million as at December 31, 2003) were secured by plant and equipment of the Group valued at RMB152 million (RMB152 million as at December 31, 2003). As ownership of leased assets will be transferred to the lessor in case of default, lease obligations are in fact secured obligations. As at June 30, 2004, finance lease obligations of the Group amounted to RMB31 million (RMB56 million as at December 31, 2003), and the book value of properties, plant and equipment held under finance lease was RMB144 million (RMB240 million as at December 31, 2003).

As at June 30, 2004, the debt to capitalization ratio was 15.04% (16.57% as at December 31, 2003).

CAPITAL EXPENDITURES

The table below sets out our capital expenditures by business segment for each of the six months ended June 30, 2004 and the six months ended June 30, 2003. During the first half of 2004, capital expenditures increased 8.68% to RMB28,853 million from RMB26,548 million of the corresponding period in 2003. The increase was due primarily to the continued increase in expenditures relating to oil and gas exploration and development, and acquisition of service stations.


                                         First half of 2004           First half of 2003           Estimate for 2004
                                        --------------------         --------------------         -------------------
                                        (RMB million)    %           (RMB million)   %            (RMB million)   %
Exploration and Production                 19,146*     66.36           17,336*     65.30            57,040*     62.66
Refining and Marketing                      4,688      16.25            3,558      13.40            11,600      12.74
Chemicals and Marketing                     1,062       3.68            1,123       4.23             6,190       6.80
Natural Gas and Pipeline                    3,905      13.53            4,492      16.92            15,600      17.14
Others                                         52       0.18               39       0.15               600       0.66
                                           ------     ------           ------     ------            ------     ------
  Total                                    28,853     100.00           26,548     100.00            91,030     100.00
                                           ======     ======           ======     ======            ======     ======

Note*: If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2003 and the first half of 2004, and the estimate of the same for the entire 2004 would be RMB19,132 million, RMB21,646 million and RMB61,300 million respectively.




EXPLORATION AND PRODUCTION

The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the six months ended June 30, 2004, capital expenditures in relation to exploration and production amounted to RMB19,146 million, including RMB3,665 million for exploration activities and RMB14,481 million for development activities. For the six months ended June 30, 2003, capital expenditures in relation to this segment totalled RMB17,336 million, including RMB2,594 million for exploration activities and RMB13,909 million for development activities. The increase in capital expenditures was mainly due to the increased expenditures relating to oil and gas exploration and development.

It is estimated that for the twelve months ended December 31, 2004, capital expenditures of the Group in the Exploration and Production segment will amount to RMB57,040 million. Approximately RMB16,590 million will be used for oil and gas exploration, and approximately RMB40,450 million will be used for oil and gas development. Exploration and development will be mainly carried out in the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins.

REFINING AND MARKETING

For the six months ended June 30, 2004, capital expenditures of the Group in the Refining and Marketing segment amounted to RMB4,688 million, of which RMB3,386 million was spent on the expansion of the retail marketing network of our refined products and storage infrastructure facilities, and RMB1,302 million was spent on upgrading our refining facilities. For the six months ended June 30, 2003, capital expenditures for this segment totalled RMB3,558 million. The increase in capital expenditures was mainly due to increased expenditures for acquisition of service stations.

It is estimated that capital expenditures of the Group for the Refining and Marketing segment for the twelve months ending December 31, 2004 will amount to RMB11,600 million, including approximately RMB5,100 million to be spent on construction and expansion of refining facilities; and approximately RMB6,500 million to be spent on investments in our refined product retail marketing network and addition of service stations and storage facilities.

CHEMICALS AND MARKETING

For the six months ended June 30, 2004, capital expenditures in the Chemicals and Marketing segment decreased 5.43% from RMB1,123 million for the six months ended June 30, 2003 to RMB1,062 million for the six months ended June 30, 2004. This was mainly due to a decrease of chemical engineering expenditures.

It is estimated that for the twelve months ended December 31, 2004, capital expenditures of the Group in the Chemicals and Marketing segment will amount to RMB6,190 million. The capital expenditures will mainly be used for upgrading ethylene facilities in Daqing, Jilin and Lanzhou, expansion of the production capacity of the chemical fertiliser plants in Daqing, Ningxia and Urumqi and the PTA project at Liaoyang Petrochemical Company.

NATURAL GAS AND PIPELINE

For the six months ended June 30, 2004, capital expenditures in the Natural Gas and Pipeline segment amounted to RMB3,905 million. We spent RMB3,858 million of these expenditures on construction of long distance pipelines and RMB850 million of such amount on the West-East Gas Pipeline project. For the six months ended June 30, 2003, capital expenditures in the segment totalled RMB4,492 million. The decrease in capital expenditures was mainly due to a dramatic decrease in expenditures relating to the West-East Gas Pipeline project.

It is estimated that for the twelve months ended December 31, 2004, capital expenditures of the Group in the Natural Gas and Pipeline segment will amount to RMB15,600 million, of which approximately RMB13,400 million will be invested in the West-East Gas Pipeline project, the Zhongxian-Wuhan pipeline, and the second Shaanxi-Beijing pipeline and approximately RMB2,200 million will be invested in natural gas storage infrastructure facilities and natural gas, crude oil and refined product transmission pipelines.

OTHERS

The Group's non segment-specific capital expenditures for the six months ended June 30, 2003 and for the six months ended June 30, 2004 were RMB39 million and RMB52 million respectively. These capital expenditures were mainly used for non segment-specific equipment purchases and research and development activities.

It is estimated that the Group's non segment-specific capital expenditures for the twelve months ended December 31, 2004 will amount to RMB600 million. These capital expenditures will be used for the construction of water and power supply systems, roads and telecommunications system for the benefit of various segments.

MATERIAL INVESTMENT

For the six months ended June 30, 2004, the Group did not hold any material investment.

MATERIAL ACQUISITION OR DISPOSAL

The Group had no material acquisition or disposal of subsidiaries and associated companies for the six months ended June 30, 2004.

FOREIGN EXCHANGE RATE RISK

Foreign Exchange Rate Risk Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to United States Dollar has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. As the prices of the Group's crude oil and refined products are set generally with reference to United States Dollar-denominated prices in the international market, a devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the

Group. On the other hand, an appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than United States Dollar.

COMMODITY PRICE RISK

The Group is engaged in a wide range of petroleum-related activities. The global oil and gas market is affected by international political, economic and military developments and global demand for and supply of oil and gas. As the prices of Chinese crude oil and refined products are determined by reference to international benchmark prices, fluctuations of prices of crude oil and refined products in the international market will directly or indirectly affect prices of Chinese crude oil and refined products. A decrease in the prices of crude oil and refined products could adversely affect the Group's financial position. Historically, the Group has not used derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Accordingly, the Group is exposed to general price fluctuations of oil and gas commodities in 2004 and will remain to be so exposed thereafter.

INDUSTRY RISK

Like other oil and natural gas companies in China, the Company's operating activities are subject to regulation and control by the PRC government in many aspects. Regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an impact on the Company's business operations. As a result, the Company may be subject to relatively significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

NUMBER OF EMPLOYEES

As at June 30, 2003 and June 30, 2004, the Group had 419,415 and 417,163 employees respectively. The table below sets out the number of employees of business segments as at June 30, 2004:


                                        Number of Employees           % of total
                                        -------------------           ----------
Exploration and Production                          234,768                56.28
Refining and Marketing                              111,513                26.73
Chemicals and Marketing                              57,701                13.83
Natural Gas and Pipeline                             10,367                 2.49
Others*                                               2,814                 0.67
Total                                               417,163               100.00


Note*: Including management staff of PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Oil Refining and Petrochemical Technological Research Centres, Company headquarters and business segment head offices.

EMPLOYEE COMPENSATION

For the six months ended June 30, 2004, the total employee compensation payable by the Group was RMB5,564 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high calibre personnel, and motivating all staff for the realization of the best results.

The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. The senior management members have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.




                                         Fixed salary (%)        Stock appreciation rights (%)          Performance bonus (%)
                                         ----------------        -----------------------------          ---------------------

Chairman                                             30                                   70                              0
President                                            25                                   60                             15
Vice-President                                       25                                   60                             15
Departmental General Manager                         25                                   50                             25



Details of the directors' and supervisors' emoluments as at June 30, 2004 and June 30, 2003 are as follows:




                                                               As at June 30, 2004                As at June 30, 2003
                                                               -------------------                -------------------
                                                                    (RMB'000)                          (RMB'000)

Fees for directors and supervisors                                              58                                 33
Salaries, allowances and other benefits                                        647                                611
Contribution to retirement benefit scheme                                       17                                 18
                                                               -------------------                -------------------
                                                                               722                                662
                                                               ===================                ===================




The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the current period):



                                           As at June 30, 2004     As at June 30, 2003
                                           -------------------     -------------------
                                                  Number                  Number

Nil-RMB1,000,000                                            24                      19
                                           -------------------     -------------------



Upon exercise of their share options, senior management staff will not receive any shares in the Company. Instead, they will receive, by way of stock appreciation rights, a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

WORKFORCE REDUCTION PLAN

During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees originally committed by the Company.

The Company has no plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity, with the aim of keeping the workforce at its present size. The target is to maintain zero growth in head count while striving to reduce head count.

TRAINING PROGRAMMES

In order to develop the Company into a first class international oil company, the Company will focus on exploring the possibility of establishing a learning-oriented enterprise in its training programme. The Company will focus on the training of core employees, actively promote the training of all of its employees and strive to build up an operating and management team, a technology renovation team and a skillful operators' team so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady and rapid development of the Company.

MEDICAL INSURANCE

Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing are members of the basic medical insurance scheme organized by the Beijing Municipality, making contributions at 9% of the total salaries of the employees. Other regional companies of the Group have also participated in their respective local basic medical insurance schemes.

Basic medical insurance is organized by local authorities. The dates of implementation, rates of contribution and reimbursement methods vary with localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees of various companies.

In accordance with relevant regulations of the PRC government, the Company has given permission to regional companies that have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at not more than 4% of the total salaries and are expensed.


Contingent Liabilities

Information on the Group's contingent liabilities as of June 30, 2004 is as follows:

BANK AND OTHER GUARANTEES

As at June 30, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is expected that no material liabilities will arise.


                                                                         June 30, 2004             December 31, 2003
                                                                         -------------             -----------------
                                                                         (RMB million)               (RMB million)
Guarantees in respect of borrowings of associated companies                       211                            448
                                                                         -------------             -----------------




ENVIRONMENTAL LIABILITIES

CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The impact of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, the management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any liabilities which may arise will not have a material adverse effect on the financial position of the Group.

LEASING OF LAND, ROADS AND BUILDINGS

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

o CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

o CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

o CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2004, CNPC obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land, and some building ownership certificates for the above-mentioned buildings, but did not complete the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

RE-ALLOCATION OF PRODUCTION AND OPERATION FACILITIES

The Group may further streamline its production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. The management has not approved all significant actions to be taken to complete such plans. The management does not believe such plans will have a material adverse impact on the Group's financial position, but may have a material adverse effect on the Group's results of operations.

OTHERS

In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and deaths to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

BUSINESS OPERATING REVIEW AND PROSPECTS

MARKET REVIEW

Crude Oil Market Review

During the first half of 2004, international crude oil prices hit an all-time high due to geopolitical and economic developments and regional demand and supply imbalance. The average oil price soared. WTI, Brent and Minas crude oil in the first half of the year averaged US$36.81, US$33.66 and US$33.14 per barrel respectively, representing an increase of US$5.36, US$4.89 and US$3.08 per barrel respectively from the first half of 2003. Domestic crude oil prices rose under the impact of international oil prices. The average realized price was higher than that of the first half of 2003.

Chinese import of crude oil continued to grow during the first half of 2004. Chinese net crude oil import surged 46.12% to 57.95 million tons compared with the same period of last year. Chinese crude oil output and crude oil processed reached 86.38 million tons and 127 million tons respectively.

Refined Products Market Review

The domestic refined products market performed well during the first half of 2004. Nominal consumption increased 24.6% to 75.75 million tons compared with the same period of last year. Except for January and February in which consumption was low, demand for refined products, driven by rapid GDP growth, was strong in the other four months. The supply of refined products was relatively tight. By the end of June, the refined products inventory held by our company and Sinopec dropped to 8.14 million tons, a reduction of 0.38 million tons compared with the corresponding period of last year.

The PRC government has made appropriate adjustments to the prices of domestic refined products during the first half of 2004. However, under the impact of international oil prices, the average benchmark prices of gasoline and diesel were still higher than the level during the corresponding period of last year.

Chemical Products Market Review

During the first half of 2004, domestic investment and production activities were still growing rapidly. The Chinese GDP growth rate for the first quarter and the second quarter was recorded at 9.7% and 9.5% respectively. A strong market demand for petroleum and chemical products was created. Owing to sustained high crude oil prices in the international market and strong demand for downstream products, output of key petroleum and chemical products grew rapidly during the first half of 2004. Prices continued to surge, market sales were active and imports and exports grew steadily. Key economic targets hit historical high. Prices of all chemical products increased markedly from those of the corresponding period of last year.

There was a tight supply of resources in the first half of the year. Inventory as a whole dropped to a low level. The PRC economy grew steadily in line with the global economic recovery. The increase in demand for chemical products outpaced the growth of the domestic gross product. There was a strong demand for plastic and textile products and demand for aromatics soared in particular. As there was limited domestic production capacity, prices and output of chemical products increased.

It is estimated that in the second half of the year the global economy will continue to grow. In particular, economic development in the United States will accelerate and the European economy will also speed up its recovery. There will be increased demand for basic chemical materials which will lead to an increase in prices of chemical products. Global demand for chemical products will rise steadily.

In the second half of the year, prices of domestic chemical products will remain high, although prices may drop mildly compared with the first half of the year. Overall, it is expected that prices on average will be higher than those of the second half of last year.

In summary, persistent high crude prices will inevitably lead to US opposition and result in increased output by OPEC. This will push crude prices down gradually. The macro-economic control measures implemented by the PRC government will curb inappropriate investments in real estates and small-scale enterprises, which will in turn affect demand. Owing to sustained high prices, downstream enterprises are forced to operate at high costs for a long period of time which will affect the rate of operation of these enterprises. Over a certain period of time, this will result in excess supply over demand.

BUSINESS REVIEW

For the six months ended June 30, 2004, total oil and gas output of the Company was 456.9 million barrels of oil equivalent, including 388.5 million barrels of crude oil and 410.3 billion cubic feet of marketable natural gas, representing an average daily crude oil output of 2.12 million barrels and an average daily marketable natural gas output of 2,254 million cubic feet. A total of 366 million barrels of crude oil and 381 billion cubic feet of natural gas were sold. The Company sold approximately 81% of its crude oil to its refineries. During the first half of 2004, lifting cost of the Company (including overseas operations) was US$4.45 per barrel. For the same period of 2003, lifting cost was US$4.35 per barrel.

For the six months ended June 30, 2004, the Company's refineries processed 347 million barrels of crude oil, representing an average daily processed output of
1.91 million barrels. The Exploration and Production segment provided approximately 86% of the crude oil processed by the Company's refineries. The Company produced approximately 30.22 million tons of gasoline, diesel and kerosene and sold approximately 33.18 million tons of these products. The Company is actively expanding its sales network, and its retail network in particular in order to benefit from the synergy created by the integration of refining and marketing. As at June 30, 2004, there were 16,677 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries is constantly decreasing, from RMB132 per ton during the first half of 2003 to RMB129 per ton for the same period of 2004.

During the six months ended June 30, 2004, the Company produced 0.923 million tons of ethylene, 1.287 million tons of synthetic resin, 0.6293 million tons of synthetic fibre raw materials and polymer, 0.133 million tons of synthetic rubber, and 1.902 million tons of urea.

The Natural Gas and Pipeline segment is the Company's core business segment for development. For the six months ended June 30, 2004, the Company sold 321.4 billion cubic feet of marketable natural gas through its Natural Gas and Pipeline segment. As at December 31, 2003, the Company owned and operated 15,144 kilometres of regional natural gas pipeline network, of which 14,017 kilometres of the pipeline network were operated by the Natural Gas and Pipeline segment. The Company owned and operated 9,141 kilometres of crude oil pipeline and owned 2,276 kilometres of refined product pipeline.

THE SECOND HALF OF 2004 AND BEYOND

During the first half of 2004, the Company availed itself of the opportunity created by high oil prices and strong market demand for oil and chemical products, improved production organization and strengthened management of operation and in so doing, achieved rapid growth of operating results. The following exemplifies the excellent operating results: oil exploration realized important achievements and showed good development prospects; crude oil output increased steadily, natural gas output surged; marked increase in crude oil processed and refined products output, and key technological and economic indicators hit an all-time high; marketing efforts were enhanced, and sales and profitability grew at the same time; smooth progress of construction of key pipelines was made.

At present, international oil prices remain high. The effect of macro-economic control measures is becoming apparent. The Company is developing under favourable internal and external circumstances. During the second half of 2004, the Company will step up its exploration and development activities so as to locate more reserves and bring them into stream; further optimise the petrochemical business operations and conduct necessary structural adjustments to ensure the realization of increased output, sales and profits; make further efforts to the construction and commencement of operation of key pipelines in order to promote the fast development of natural gas business; accelerate merger and acquisition for the purposes of achieving rapid development; emphasise safe production to create a favourable environment for development.

In terms of the Exploration and Production segment, the Company will continue to give top priority to the exploration of resources. The Company will develop its oil and gas operations simultaneously, promote the integration of exploration and development, and achieve a benign cycle of replacement of resources, stable increase of crude oil output and speedy growth of natural gas output. In the development of oil and gas fields, there should be meticulous design of production efforts and co-ordination, active implementation of measures to increase output, consolidate the basis for stable output in aging oilfields, and speed up commencement of production in new oilfields. The Company will implement natural gas projects as a matter of priority in order to create new production capacity as soon as possible.

In terms of the refining and chemicals sectors, the Company will make full use of the current flourishing market demand to improve allocation of resources, promote technological advancement, improve processing procedures and the quality of processing, make prompt adjustments to the product mix and increase output of value-added products and readily marketable products. The Company will also strengthen management of the production process, plan for repair and maintenance arrangements in a scientific manner, ensure full-load operation of key facilities in a safe and stable manner and realization of the target of improved production and profitability, and speed up the pace of construction of key refining projects.

In terms of marketing, the Company will carry out market development actively, orderly and efficiently, and speed up the establishment of the marketing network. The Company will adhere to the principle of quality first, and focus on the development in central cities, main arteries and key locations, taking the rate of return on investment into consideration. The Company will strengthen management of existing stations and terminals as well as sales centres in order to enhance daily sales of individual stations and profit generating capability of sales centres. The Company will also broaden its institutional and consumer client base in order to increase the ratio of sales to end-users. Finally, the Company will speed up the establishment of the information infrastructure for marketing so as to build up a loyal customer base.

In terms of the Natural Gas and Pipeline segment, the Company will endeavour to improve the balance and connection between upstream resources, pipeline operation and downstream users carefully. The Company will co-ordinate the production, transmission and sale of natural gas, and ensure safe and stable supply of gas. The Company will strive to commence natural gas transmission from Lunnan in the western section of the West-East Gas Pipeline project on October 1, and to commence commercial supply of natural gas to Shanghai from Tarim by the end of this year. The Zhongxian-Wuhan main trunk line and the Xiangfan-Huangshi branch line will be ready for commercial gas transmission by the end of this year. The Company will speed up construction of the Shaanxi-Beijing Pipeline. The Daliangshan Tunnel and the Zhangjiawan Tunnel have been completed. The Company will strive to complete construction of the trunk lines before October 30 this year.

The Company will continue to further develop its overseas operations, secure overseas resources and enhance the value of the Company.

In future, the Company will keep up its efforts in accelerating the development of key operations, take advantage of its edge in resources, and consolidate its leading position in the upstream sector in order to drive forward and co-ordinate the development of its business segments.

The management of the Company will strive to continue to enhance the value of the Company and maximise benefits and value for its shareholders. The Company intends to invest substantial efforts in technological and management innovations and promote the continuous, effective and speedy development of the Company.

INTERIM DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board was authorized by the shareholders to approve the distribution of an interim dividend for 2004 at the shareholders' meeting held on May 18, 2004. The Board has resolved to pay an interim dividend of RMB0.115919 (inclusive of applicable tax) for the six months ended June 30, 2004 on the basis of 45% of the net profit for the period. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 16, 2004. The Company will suspend registration of transfer of shares from September 11, 2004 to September 16, 2004 (both days inclusive). In order to qualify for the interim dividend, all transfer documents must be lodged with the relevant share certificates at the Computershare Hong Kong Investor Services Limited not later than 4 p.m. on 10 September 2004.

In accordance with Article 149 of its Articles of Association, the Company shall declare dividends payable to shareholders in Renminbi. Dividends payable in respect of State-owned shares shall be paid in Renminbi. Dividends payable in respect of H shares shall be paid in Hong Kong Dollar. The amount of Hong Kong Dollar payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong Dollar published by the People's Bank of China during the week before the Board declares the dividend on August 26, 2004, which is RMB1.0608=HK$1.00. Accordingly, the amount of dividend payable per H share will be HK$0.109275.

The interim dividend will be paid on or about October 8, 2004.

SHARE CAPITAL STRUCTURE

The share capital of the Company in issue as fully paid or credited as fully paid as at June 30, 2004 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at June 30, 2004, the share capital structure of the Company was as follows:




                                                   Number of shares as at       Percentage of the total number of shares
Shares                                                  June 30, 2004               in issue as at June, 30, 2004 (%)
--------------------------------------------       ----------------------       -----------------------------------------

State-owned shares                                        158,241,758,000                                              90
Foreign-invested shares (H shares and ADSs)                17,582,418,000                                              10
                                                   ----------------------       -----------------------------------------
Total                                                     175,824,176,000                                             100
                                                   ======================       =========================================




REPURCHASE, SALE OR REDEMPTION OF SECURITIES

For the six months ended June 30, 2004, none of the Company or its subsidiaries has sold any other type of securities of the Company nor has any of them repurchased or redeemed any of the securities of the Company.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2004, the Company did not have any trust deposits or irrecoverable overdue time deposits.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2004, other than Zou Haifeng, a Director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors or Supervisors had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ) as recorded in the register required to be kept under Section 352 of such Ordinance or as otherwise required to be notified by the Directors and Supervisors of the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at June 30, 2004, the Company did not grant any option to purchase securities or debentures in the share capital of the Company to any Director or Supervisor or any of his spouse or child under the age of 18.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with the Directors, the Directors have complied with the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules during the reporting period. The Company has not adopted a code of conduct regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the interim results announcement and the interim report for the six months ended June 30, 2004.

DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng, as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


                                                         /s/ Chen Geng
                                                       ---------------------

                                                       By Order of the Board
                                                  PetroChina Company Limited
                                                                   Chen Geng
                                                                    Chairman



Beijing, PRC
August 26, 2004